        <! — Created by EDGAR Ease Plus (EDGAR Ease+ 1.1a) — >

FOR IMMEDIATE RELEASE
February 28, 2003	TSX/NYSE/PSE: MFC; SEHK: 0945

Manulife Offer for Canada Life will expire today

TORONTO – On December 9, 2002 Manulife Financial announced an unsolicited Offer to acquire Canada Life for a consideration that valued the company at approximately $6.3 billion. On February 17, 2003, a competing proposal from Great-West Lifeco emerged, valuing Canada Life at approximately $7.3 billion and supported by the Management and Board of Canada Life. Manulife today issued the following statement:

“Manulife Financial has carefully considered its alternatives and has concluded that to pursue the acquisition of Canada Life would not be in the best interests of Manulife’s shareholders. Accordingly, Manulife Financial’s Offer, which expires at 5:00 p.m. today, will not be extended. Canada Life shareholders who have tendered to our Offer will have their shares returned promptly.

We wish Great-West Lifeco and Canada Life success in their undertaking.”

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were $146.2 billion as at December 31, 2002. Manulife Financial trades as MFC on the TSX, NYSE and PSE and under “0945” on the SEHK. Manulife Financial can be found on the Internet as www.manulife.com.

Media inquiries:	Investor relations inquiries:
Peter Fuchs	Edwina Stoate
(416) 926-6103 peter_fuchs@manulife.com	1-800-795-9767 or (416) 926-3490 edwina_stoate@manulife.com